SECURITIES AND EXCHANGE COMMISSION

                         Washington, D. C. 20549


                                FORM 11-K


              [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the Fiscal Year Ended December 31, 1993

                                   OR

              [  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                        THE SECURITIES EXCHANGE ACT OF 1934
                        [NO FEE REQUIRED]

                         Commission file number:
                                 1-4003

         A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:


              DRESSER INDUSTRIES, INC. STOCK PURCHASE PLAN


         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                        DRESSER INDUSTRIES, INC.
                            2001 Ross Avenue
                          Dallas, Texas  75201







    DRESSER INDUSTRIES, INC.
    STOCK PURCHASE PLAN

    FINANCIAL STATEMENTS
    DECEMBER 31, 1993 AND 1992





    DRESSER INDUSTRIES, INC.
    STOCK PURCHASE PLAN

    INDEX TO PLAN FINANCIAL STATEMENTS

                                                            Page

    Report of Independent Accountants                         1

    Plan Financial Statements:

      Statement of Net Assets                                 2

      Statement of Changes in Net Assets                      3

      Notes to Financial Statements                          4-5

    Supplemental Schedules:

      Schedule of Assets Held for Investment Purposes
       at December 31, 1993                                   6

      Schedule of Reportable Transactions                     7











                    REPORT OF INDEPENDENT ACCOUNTANTS



    To the Participants and Stock Purchase Plan
     Committee of the Dresser Industries, Inc.
     Stock Purchase Plan

    In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets of the Dresser Industries, Inc. Stock Purchase Plan (the Plan) at December 31, 1993 and 1992, and the changes in its net assets for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




    PRICE WATERHOUSE


    Dallas, Texas
    May 19, 1994





    DRESSER INDUSTRIES, INC.
    STOCK PURCHASE PLAN

    STATEMENT OF NET ASSETS

                                                      December 31,
                                                    1993        1992

        ASSETS

    Cash in bank                                 $    7,696  $   -
    Due from Dresser Industries, Inc.                -            6,472
    Dresser Industries, Inc. common
     stock at market
     (1993 - 970,052 shares; cost $13,000,316
     1992-1,004,170 shares; cost - $12,822,984)    20,310,949  18,263,844

       Total assets                               $20,318,645  $18,270,316


         LIABILITIES AND PARTICIPANTS' EQUITY

    Due to Dresser Industries, Inc.                $    7,307  $    5,297

    Participants' equity, at cost                  13,000,705  12,824,159
    Unrealized appreciation of investments          7,310,633   5,440,860
    Participants' equity, at market                20,311,338  18,265,019

     Total liabilities and
       participants' equity                       $20,318,645  $18,270,316

             See accompanying notes to financial statements.





    DRESSER INDUSTRIES, INC.
    STOCK PURCHASE PLAN

    STATEMENT OF CHANGES IN NET ASSETS      Year Ended December 31,
                                              1993           1992

    Contributions:
      Employees                           $  771,042      $  850,539
      Employer                               176,722         201,646

        Total contributions                  947,764       1,052,185

    Investment income:
      Cash dividends on Dresser
       Industries, Inc. common stock         576,134         575,632
      Interest                                 4,748          11,757
        Total investment income              580,882         587,389

    Other increases (decreases):
      INDRESCO stock dividend                 -            1,425,206
      Unrealized appreciation (depreciation)
        of investments                     2,835,670     (1,534,634)
        Total other increases(decreases)   2,835,670       (109,428)

        Total increase                     4,364,316       1,530,146

    Distributions to participants:
      Cash                                     1,419           4,854
      Stock, at market                     2,316,578       2,648,487

        Total                              2,317,997       2,653,341

    Net increase (decrease) in
       participants' equity                2,046,319     (1,123,195)

    Participants' equity, beginning
       of year                            18,265,019      19,388,214

    Participants' equity, end of year    $20,311,338     $18,265,019

             See accompanying notes to financial statements.





    DRESSER INDUSTRIES, INC.
    STOCK PURCHASE PLAN

    NOTES TO FINANCIAL STATEMENTS
    1.  DESCRIPTION OF THE PLAN

        The Stock Purchase Plan (the Plan) was established to assist eligible employees of Dresser Industries, Inc. (Dresser) to acquire and accumulate shares of common stock of Dresser through payroll deductions. Dresser supplements the contributions of employees who have four or more years of service. Such employees are entitled to either a discount from the market value of the common stock on the date of purchase from Dresser or an employer contribution toward the purchase of shares on the open market. Reference should be made to the Plan document for more complete information.

        Substantially all employees of Dresser having at least one year of employment with Dresser (as defined in the Plan document) except its officers and directors are eligible to participate in the Plan. Employees represented by a union can participate only if eligibility is afforded to them as a result of collective bargaining. No employee may contribute to the Plan during the same calendar year quarter in which contributions are made to any other qualified defined contribution plan sponsored by Dresser other than a 401(k) plan.

        Amounts contributed by the participants and Dresser and cash dividends received from Dresser, if any, are transferred to a trust fund which purchases shares of common stock for the accounts of participants. Common stock of Dresser is purchased on a quarterly basis. At December 31, 1993 and 1992, Dresser common stock shown on the accompanying statement of net assets includes 15,137 and 17,713 shares, respectively, issuable by Dresser based on contributions and investment earnings for the quarters then ended. These shares were issued on January 26, 1994 and January 25, 1993, respectively.

        Common stock, plus cash for any partial share credited to a participant's account, will be distributed to the participant (or the participant's designated beneficiary or estate) in full after the end of a quarter in which a participant becomes eligible for a distribution due to permanent disability, death, retirement, or termination of employment. Prior to termination of employment, shares can be distributed to a participant upon voluntary withdrawal from the Plan or for emergencies at the discretion of the Stock Purchase Plan Committee as provided in the Plan document.

        Dresser may terminate the Plan at any time. Upon termination of the Plan, the trustee will distribute to each participant the balance in such participant's account.






    DRESSER INDUSTRIES, INC.
    STOCK PURCHASE PLAN
    NOTES TO FINANCIAL STATEMENTS

    2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The accounting records of the Plan are maintained on an accrual basis. Investments are recorded at market value as determined by the average of the high and low sales prices of Dresser common stock on the last business day of the Plan quarter. Dresser pays all of the Plan's administrative expenses.

    3.  TAX STATUS OF THE PLAN

        Management believes the Plan is qualified under section 401
        (a) of the Internal Revenue Code and therefore the trust is exempt from taxation under section 501(a). The Internal
        Revenue Service granted a favorable letter of determination to the Plan on June 18, 1985. Generally, employer contributions to a qualified plan are deductible by Dresser when made. Earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

        Management is unaware of any variations in the operation of the Plan from the terms of the Plan documents, as amended. Management believes the Plan is qualified under the applicable sections of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974 (ERISA).
        The Plan has complied with the fidelity bonding requirements of ERISA.

    4.  PARTICIPANT INCOME TAX STATUS

        Participants are liable for income taxes on distributions received from the Plan in accordance with the Internal Revenue Code. Participant tax liability is more fully described in the Summary Plan Description available from Dresser.

    5.  FORMATION OF INDRESCO, INC. AND
         INGERSOLL-DRESSER PUMP COMPANY

        During 1992, Dresser divested certain businesses, forming INDRESCO, Inc. (INDRESCO) and contributed certain businesses to a newly formed joint venture with Ingersoll-Rand Company, the Ingersoll-Dresser Pump Company (IDP). The Plan was amended, providing that all INDRESCO and IDP employees either withdrew from the Plan in accordance with the Plan provisions or continued to participate in the Plan but may not make further contributions to the Plan.





    DRESSER INDUSTRIES, INC.
    STOCK PURCHASE PLAN

    NOTES TO FINANCIAL STATEMENTS
    6.  INDRESCO DISTRIBUTION

        As part of the INDRESCO spin-off, one share of INDRESCO common stock was issued to every holder of five shares of Dresser common stock as of August 7, 1992. As a result, the Plan received 189,806 shares of INDRESCO common stock. Pursuant to the provisions of the Plan, these shares were sold on the open market and the proceeds of $1,425,206 were
        used to purchase 73,087 shares of Dresser common stock.   In
        accordance with applicable Internal Revenue Code and ERISA regulations, no gain was recorded as a result of these transactions.

    7.  PARTICIPANTS WITHDRAWN AT YEAR-END

        Plan assets totalling $310,201 and $257,967 relate to participants that have withdrawn from the Plan at December 31, 1993 and December 31, 1992, respectively, in accordance with the provisions of the Plan.





    DRESSER INDUSTRIES, INC.
    STOCK PURCHASE PLAN

    ITEM 27a FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT
     PURPOSES
    DECEMBER 31, 1993                                   SCHEDULE 1


                         Description of
    Identity of Issuer,  Investment
    Borrower, Lessor     Including
    or Similar Party     Par Value            Cost     Current Value

    Dresser Industries,
     Inc.                970,052 shares   $13,000,316    $20,310,949
                         of common stock,
                         $.25 par value





   DRESSER INDUSTRIES, INC.
   STOCK PURCHASE PLAN

   ITEM 27d FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS (a)
   YEAR ENDED DECEMBER 31, 1993                 SCHEDULE 2


                                                              Expenses             Current Value
                                                              Incurred              of Asset on      Net
   Identity of     Description   Purchase   Selling   Lease   with         Cost of  Transaction     Gain
   Party Involved   of Assets     Price      Price    Rental  Transaction  Asset        Date        (Loss)

 SINGLE
 TRANSACTION
   Dresser        19,571 shares
    Industries,     of Dresser
    Inc.            Industries,
                    Inc. common
                    stock         $406,098   $ -       $ -     $ -         $406,098  $406,098       $ -

   Dresser        17,047 shares
    Industries,     of Dresser
    Inc.            Industries,
                    Inc. common
                    stock          400,605    -         -       -          400,605    400,605         -

   Dresser        18,660 shares
    Industries,     of Dresser
    Inc.            Industries,
                    Inc. common
                    stock          402,366     -         -       -          402,366   402,366         -

   Dresser        15,137 shares
    Industries,     of Dresser
    Inc.            Industries,
                    Inc. common
                    stock          316,928     -         -       -          316,928   316,928         -


   TOTAL OF QUARTERLY
    TRANSACTIONS
    Dresser       70,415 shares
    Industries,     of Dresser
    Inc.            Industries,
                    Inc. common
                    stock       $1,525,997 $         $ -     $ -         $1,525,997 $1,525,997       $ -

   (a) Transactions in excess of five percent of the current value of the Plan's assets as of January 1, 1993 as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under
 ERISA.

    /TABLE

                               SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Dresser Industries, Inc. Stock Purchase Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                 DRESSER INDUSTRIES, INC.
                                 STOCK PURCHASE PLAN


                                 * Paul M. Bryant
                                 P. M. Bryant, Chairman
                                 Stock Purchase Plan Committee


                                 * George H. Juetten
                                 George H. Juetten, Member
                                 Stock Purchase Plan Committee


                                 * B. D. ST. JOHN
                                 B. D. St. John, Member
                                 Stock Purchase Plan Committee

   *By  /s/ Stanley E. McGlothlin
       Stanley E. McGlothlin,
       Attorney-In-Fact



   June 24, 1994





                      INDEX TO EXHIBITS ON FORM 11-K


        Exhibit        Description

        23             Consent of Price Waterhouse

        24             Powers of Attorney